

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2024

Gao Lianquan
Chief Executive Officer
Premium Catering (Holdings) Ltd
6 Woodlands Walk
Singapore 738398

        Re: Premium Catering (Holdings) Ltd
              Draft Registration Statement on Form F-1
              Submitted February 2, 2024
              CIK No. 0001998056

Dear Gao Lianquan:

      We have reviewed your draft registration statement and have the following comment(s).

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Explanatory Note, page 2

1.   We note your disclosure here that the Resale Prospectus is a prospectus to be used for the potential resale by Mr. Gao Lianguan, United Source, Ms. Kong Chan and True Sage. However, we also note your disclosure on page 9 as well as the Resale Prospectus that Trillion Able and Better Access will also partake in the resale offering. Please clarify the parties who will constitute the Resale Shareholders and reconcile the disclosure here and elsewhere as appropriate. Please also confirm that the selling shareholders are selling in both the underwritten offering and the resale offering, as we note that these parties are listed as selling shareholders in both prospectuses.

Overview, page 11

2.   With a view to providing more balanced disclosure, please disclose (i) the amount of your revenue for the most recently completed fiscal year, (ii) your net income/loss for the most recently completed fiscal year and (iii) your auditor's going concern opinion.

Prospectus Summary, page 11

3.   Please clarify whether you anticipate being a controlled company following the offering. In this regard, we note that your disclosure on page 99 indicates that Mr. Yu Chun Yin, through Hero Global Enterprises Limited, is the controlling shareholder of your company. To the extent applicable please 1) state here that you will be a controlled company, 2) identify and disclose the percentage of voting power to be held by the controlling shareholder following the offering, 3) state if true, that the controlling shareholder will have the ability to determine all matters requiring approval by stockholders and 4) clarify, if true, that in the event that you were to lose your "controlled company" status, you could still rely on the relevant listing exchange's rules that permit a foreign private issuer to follow its home country requirements to some extent concerning corporate governance issues, including whether a majority of its board of directors must be independent. Lastly, please include a risk factor that discusses the effect, risks and uncertainties of being a controlled company.

Risk Factors, page 17

4.   We note your disclosure that you "are exposed to interest rate risk for the bank borrowings outstanding." To the extent material, please revise your summary risk factors and risk factors sections to specifically identify this risk. In your risk factor disclosure, please discuss the impact of any rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers.

Exposure to risks associated with food safety may subject us to liability . . ., page 18

5.   We note your disclosure that you are "exposed to risks associated with food safety which may subject us to liability claims, damage our reputation and/or affect our relationship with our customers." To the extent your business has been materially affected by risks associated with food safety, please state as much.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting the Results of Our Group's Operations
Exposure to risks associated with food safety and the food supply chain may subject us to liability . . ., page 38

6.   We note your disclosure that you are "exposed to risks associated with . . . the food supply chain, which may subject us to liability claims, damage our reputation and/or affect our relationship with our customers." To the extent your business has been materially affected by disruptions to the food supply chain, please state as much and include a risk factor discussing this risk and how your business has been affected.

Cash Flow from Operating Activities, page 44

7.   Your discussion of cash flow from operating activities appears to be a recitation of the changes already disclosed in the consolidated statements of cash flows. Please revise to discuss material changes in the underlying drivers that affected these cash flows. These disclosures should include a discussion of the underlying reasons for changes in working capital items that materially affect operating cash flows. Refer to SEC Release No. 33-8350.

Industry Overview, page 57

8.   We note your reference to the report of Frost & Sullivan commissioned by you. Please file a consent as an exhibit to this registration statement in connection with the use of Frost & Sullivan's expert report. Refer to Rule 436 of the Securities Act of 1933.

9.   Please consider revising here and elsewhere as appropriate to increase the font size of the illustrative graphic so as to make such information more readable for investors.

Business, page 65

10.   Please describe or define what you mean by "budget prepared meals."

Management
Employment Agreements, page 96

11.   We note your disclosure that you have entered into an employment agreement with Ms. Zhang Xiaoying. Please file this employment agreement as an exhibit to the registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10)(ii) of Regulation S-K.

Principal and Selling Shareholders, page 97

12.   Please revise to identify the natural person(s) with voting and/or investment control over the shares held by Hero Global Enterprises Limited.

Related Party Transactions, page 99

13.   Please revise to provide the information in this section for the period since the beginning of your preceding three financial years up to the date of the prospectus. Refer to Item 7.B of Form 20-F. As a related matter, please revise to disclose the interest free loan payable to Hero Global, which is discussed on page 31.

Experts, page 131

14.   We note your disclosure that the report of independent registered public accounting firm Onestop Assurance PAC includes two explanatory paragraphs referring to the restatement for correction of an error and the translation of Singapore Dollars to United States Dollars. However, we did not locate such language in the auditor's report provided on page F-2. Please clarify or revise.

Consolidated Statements of Income (Loss) / Comprehensive Income (Loss), page F-4

15.   We note your line item "Revenues, net" presented here and throughout your registration statement. Please tell us the basis for revenues being presented on a net basis and cite the specific authoritative literature you utilized to support your accounting treatment.

Note - 1 Business Overview and Basis of Presentation
Reorganization, page F-7

16.   We note that Hero Global, Mr. Gao and the Company entered into a sale and purchase agreement to transfer their interest in Premium Catering to Starry Grade in 2023. This appears to be inconsistent with the disclosure on page 55 which states this transaction occurred in 2024. Please clarify or revise.

        In addition, please tell us why there are open dates related to this transaction in the financial statements that were identified as audited.

Note - 3 Summary of Significant Accounting Policies
(d) Foreign Currency Translation and Transaction, page F-9

17.   Your disclosure states that the consolidated financial statements are presented in Singapore dollars which is your reporting currency. This appears to be inconsistent with the disclosure in the third sentence of the second paragraph which states your reporting currency is the United States dollar. Please clarify or revise. In addition, please tell us how the accounting and disclosures regarding your foreign currency translation adjustment in connection with translating financial statements from a functional currency into the reporting currency comply with ASC 830-30-45-12 and 830-30-45-20, respectively, and clarify the corresponding impact on Comprehensive Income (Loss).

(l) Revenue Recognition, page F-10

18.   It appears that your disclosure only addresses the revenue related to catering services. We note from your disclosure on page 65 that in addition to your buffet catering services you earn revenue from budget prepared meals, the operation of the Food Stall and ancillary delivery services. Please disclose your revenue recognition policy for each of your revenue streams.

19.   We note from your disclosure on page 65 that your budget prepared meals and one-off bulk orders of budget prepared meals and buffets may be paid in advance. Please tell us how you account for these advance payments and cite the specific authoritative literature you utilized to support your accounting treatment.

Notes to Consolidated Financial Statements
Note - 4 Disaggregation of Revenue, page F-15

20.   Please tell us your consideration of presenting your disaggregated revenue in a manner similar to your breakdown of revenue disclosed on page 65.

General

21.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

22.   We note your placeholder for the initial public offering price range on the Public Offering Prospectus cover page, indicating that the initial public offering price will not be fixed at the time of effectiveness. However, the Resale Prospectus cover page includes a placeholder for the fixed initial public offering price. Please tell us whether the Resale Shareholders plan to sell their shares at a fixed price, and if so, please confirm that you will specify prior to effectiveness the fixed price at which or price range within which Resale Shareholders will sell their shares and revise the Resale Prospectus cover page as applicable. Refer to Item 501(b)(3) of Regulation S-K. In the alternative, please confirm that the Resale Shareholders will not make any sales until the shares are listed on Nasdaq, and revise your Resale Prospectus cover page to clarify as much, remove the reference to a fixed price and state that such Resale Shareholders will sell their shares at market prices once trading of your shares begins.

23. The disclosure on page Alt-3 of the Resale Prospectus indicates that the shares being registered by the selling shareholders will be issued to the holders in connection with your contemplated reorganization. Please tell us when you plan to issue these shares in relation to effectiveness of the registration statement. Please also explain why you believe it is appropriate to register the resale of such shares given that such shares have not yet been issued to the shareholders.

Please contact Valeria Franks at 202-551-7705 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Henry Schlueter